Exhibit 99.1

Marc N. Casper President and Chief Executive Officer

May 16, 2017

Dear Patheon employees,

On behalf of our entire team, I look forward to welcoming you to the Thermo Fisher family. Our agreement to acquire Patheon is very exciting, and represents an important step in our efforts to enhance our depth of capabilities for our biotech and pharmaceutical customers.

If you don’t know us already, Thermo Fisher is the world leader in serving science, with revenues of $18 billion and more than 55,000 employees in 50 countries. We are proud of our Mission, which is to enable our customers to make the world healthier, cleaner and safer. We fulfill this Mission by helping our customers develop new cancer diagnostics and treatments, monitor the water we drink and the air we breathe, and ensure that our food supplies are safe. These are just a few examples of why we’re inspired to come to work every day.

Patheon is a great fit for Thermo Fisher. Your development and manufacturing capabilities are an excellent complement to our industry-leading offering for biotech and pharmaceutical customers. We have tremendous respect for Patheon and the leading capabilities you’ve built to serve the high-growth $40 billion CDMO market.

Thermo Fisher is the leading supplier to the biotech and pharmaceutical industry, supporting research, clinical trials and production. We have become a trusted outsourcing partner by providing clinical trials logistics services over the past decade. By combining our capabilities with Patheon’s CDMO services, Thermo Fisher will be an even stronger partner for these customers. Together, our extensive and deep relationships in the industry will also enable significant cross-selling opportunities. For example, having biologics development and manufacturing capabilities as well as bioproduction technologies in one company will open new avenues of growth for both companies.

We have tremendous respect for the Patheon team, and we share your commitment quality and service excellence, as it is directly aligned with our focus on helping our customers accelerate innovation and drive productivity. In our company, we live by our 4i Values of Integrity, Intensity, Innovation and Involvement, and we believe Patheon employees will identify with these values as well. And even more importantly, our employees benefit by being part of an industry-leading company that continues to grow, which offers many opportunities for career development and advancement.

In the coming weeks, we look forward to working with the Patheon leadership team to complete the transaction and to welcoming Patheon employees to Thermo Fisher.

I hope you are as excited about this combination as we are. Together, we will play an even bigger role in enabling our customers to create a healthier world.

Sincerely,

Marc N. Casper

President and Chief Executive Officer